Exhibit 99.1

14 July 2004	James Hardie Industries ARBN 097 829 895 Incorporated in the Netherlands The liability of its members is limited

4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Shareholder

James Hardie today lodged an important statement with the Australian Stock Exchange. To ensure you are fully informed, the complete text of the statement appears below.

James Hardie statement on funding future asbestos claims

The Board of James Hardie announced today that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies.

A submission that discusses these issues in response to Term of Reference Four of the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) will be provided to the Commission later today.

The submission contains a number of principles proposed by JHI NV for a future scheme for consideration by the Commissioner. These principles, which are consistent with existing compensation schemes and established principles of tort reform in NSW, include:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation;

•	determination of contributions to be made in a manner which provides certainty to:

•	claimants as to their entitlement

•	the scheme administrator as to the amount available for distribution; and

•	the contributors as to the ultimate amount of their contribution to the scheme;

•	significant reduction in legal costs via the removal of requirements for litigation;

•	limitation of legal avenues outside of the scheme.

While this submission will remain confidential until noon July 28 under the confidentiality orders of the Commission, the company confirms it is willing to contribute to a resolution in the best interests of all parties, including current and future asbestos claimants against the MRCF, James Hardie shareholders and other constituents. The submission continues to affirm the company’s legal position and will put forward detailed arguments in response to the contentions raised in Counsel Assisting the Inquiry’s Issues Paper.

The Board is deeply concerned that asbestos related claims are now projected to be far in excess of amounts anticipated at the time of establishment of the MRCF. Subject to the Inquiry’s findings James Hardie is hopeful of being able to contribute to an effective statutory scheme that provides resolution for claimants and shareholders.

End.

We are still involved in the formal processes of the Special Commission of Inquiry, and await the publication of the Commissioner’s report which is due in September.

I believe the statement made today represents an important first step towards resolving the issues that have affected the company during the course of the Commission.

We are hopeful that it will be possible to reach a resolution in the interests of all parties. If we can develop a resolution that your Board feels is in the best interest of shareholders, we will recommend it to you for your approval. As we seek to achieve a resolution on these issues, we remain committed to providing you with as much information as we can.

Here is a list of key dates for the company over the coming months:

14 July	Deadline for submissions to the Special Commission of Inquiry; All submissions are confidential

26 July	Deadline for submissions in response to original submissions; All submissions remain confidential

28 July	All submissions become public, subject to any confidentiality orders that the Commissioner may decide to make

2-6 August	Oral arguments in response to submissions; Hearings will be open to the public

10 August	James Hardie announces results for 1st Quarter fiscal year 2005

mid-August	Notice of Meetings mailed to shareholders

15 September	Annual Information Meeting 11am, Ballrooms 3 & 4, The Westin, 1 Martin Place, Sydney

21 September	Commissioner due to report to the NSW Government

Yours sincerely

/s/ Alan McGregor AO

ALAN MCGREGOR AO
CHAIRMAN

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